CYGNUS CAPITAL, INC. ISSUES OPEN LETTER TO SHAREHOLDERS OF PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

Nominates Two Highly Qualified Professionals to Serve as Preferred Stock Trustees

ATLANTA, GEORGIA, February 28, 2022 -- Cygnus Capital, Inc. (together with its affiliates, “Cygnus”), a significant and long-term shareholder of beneficial interests and preferred shares of Pennsylvania Real Estate Investment Trust (NYSE:PEI) (“PEI” or the “Trust”), today issued an open letter to PEI shareholders announcing that it has nominated two highly qualified professionals, Ryan J. Levenson and Christopher Swann, to serve as preferred stock trustees on PEI’s Board of Trustees (the “Board”). Holders of PEI’s 7.375% Series B Cumulative Redeemable Perpetual Preferred Shares, 7.20% Series C Cumulative Redeemable Perpetual Preferred Shares and 6.875% Series D Cumulative Redeemable Perpetual Preferred Shares have the right to elect two trustees to the Board since the Trust has not paid dividends on its outstanding preferred shares for six quarters.

The full text of the letter follows:

Cygnus Capital, Inc.

3060 Peachtree Road NW, Suite 1080

Atlanta, Georgia 30305

peishareholder@cygnuscapital.com

February 28, 2022

Dear Fellow Shareholders,

Cygnus Capital, Inc. (“Cygnus Capital” and, together with certain of its affiliates, “Cygnus”), is a significant and long-term shareholder of beneficial interests and preferred shares of Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust (“PEI” or the “Trust”). As a preferred shareholder, Cygnus has nominated two highly qualified director candidates, Ryan J. Levenson and Christopher Swann, (collectively, the “Nominees”), for election as preferred stock trustees (the “Preferred Stock Trustees”) to the Board of Trustees of the Trust (the “Board”) at the Trust’s 2022 annual meeting of shareholders (the “Annual Meeting”). Cygnus, together with Mr. Levenson and his affiliates, beneficially own approximately 8.9% of the Trust’s 7.375% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred”), approximately 5.9% of the Trust’s 7.20% Series C Cumulative Redeemable Perpetual Preferred Shares (the “Series C Preferred”), approximately 8.6% of the Trust’s 6.875% Series D Cumulative Redeemable Perpetual Preferred Shares (the “Series D Preferred,” and, together with the Series B Preferred and the Series C Preferred, the “Outstanding Preferred”) and approximately 2.1% of the Trust’s shares of beneficial interest.

Since the Trust has not paid dividends on the Outstanding Preferred for six quarters, in accordance with the provisions of the designating amendments to the Trust’s Amended and Restated Trust Agreement, as amended (the “Trust Agreement”), which designates the rights, preferences, privileges, qualifications, limitations and restrictions of the Outstanding Preferred, the holders of the Outstanding Preferred, voting together as a single class, have the right to elect two Preferred Stock Trustees to the Board at the Annual Meeting.

Cygnus believes that PEI has valuable underlying assets but is trading at a significant discount because it is highly leveraged. Cygnus believes its Nominees can work constructively with the other members of the Board to find new ways to improve the Trust’s balance sheet and market valuation. In Cygnus’ view, expanding the Board to include two highly seasoned and experienced professionals to the Board is a necessary and important step at this time and will benefit all shareholders – not just holders of the Outstanding Preferred. The Nominees are:

Ryan J. Levenson (age 46). Mr. Levenson has deep expertise in cost reduction and strategic realignment and an extensive background in private equity, investment and asset management. Mr. Levenson also has significant public board experience, including membership on various audit, compensation and corporate governance committees.

•	Currently serves as Principal and Portfolio Manager of Privet Fund Management, LLC (“Privet”), an investment firm, and Chief Executive Officer of Hardinge, Inc. (formerly NASDAQ: HDNG), a multinational machine tool builder acquired by an affiliate of Privet.

•	Previously served as Vice President of Business Development at Millwork Sales International, Inc., a privately held building products distributor and construction services company, and as a financial analyst at Cramer Rosenthal McGlynn, LLC, a long/short equity hedge fund and SAC Capital Advisors LLC, an investment management company.

•	Mr. Levenson serves on the boards of directors of Great Lakes Dredge & Dock Corporation (NASDAQ: GLDD), the dredging services provider, and Hardinge, Inc. Previously, Mr. Levenson served on the board of directors of AgJunction, Inc. (TSX: AJX), a global positioning system designer and manufacturer, Frequency Electronics, Inc. (NASDAQ: FEIM), a telecommunications and electronics company, Cicero, Inc. (OTC: CICN), a software company, BK Technologies Corporation (NYSEAMERICAN:BKTI; formerly NYSEAMERICAN: RWC), an American manufacturing company, Material Sciences Corporation (formerly NASDAQ: MASC), an American materials technology company, and The Middleby Corporation (NASDAQ: MIDD), a commercial and residential cooking and industrial process equipment company.

•	Mr. Levenson received a Bachelor of Arts Degree from Vanderbilt University.

Christopher Swann (age 51). Mr. Swann has over a decade of experience restructuring distressed commercial real estate and real estate backed debt. He also has extensive capabilities in restructuring across multiple disciplines, including balance sheet, asset management, operations, construction, entitlements and property management.

•	Currently serves as President and Chief Executive Officer of Cygnus Capital, a real estate and alternative asset investment management company.

•	Previously, Mr. Swann served as a Portfolio Manager at SAC Capital Advisors LLC, an investment management company, and in a number of roles at GMT Capital Corporation, an investment management company, including serving as a senior analyst and then as a portfolio manager overseeing investments in technology companies as well as building out the firm’s investments in Asia, including establishing its Hong Kong office.

•	Prior to that, Mr. Swann co-founded two software companies and also worked as an Associate at McKinsey & Co. in the Business Technology practices in Atlanta, GA and Germany. Earlier in his career, Mr. Swann served in senior marketing and sales positions in Germany and Russia for Millicom International Cellular SA (NASDAQ:TIGO), an international telecommunications and media company, and for a division of Merck & Co., Inc. (NYSE:MRK), a multinational pharmaceutical company.

•	Mr. Swann received a Bachelor of Arts Degree in Political Science and Public Policy from Duke University and received a dual Masters in Business Administration and Masters of Arts in International Studies degree from The Wharton School of Business at the University of Pennsylvania.

Cygnus believes adding the Nominees to the Board can bring fresh perspectives and a shareholder mindset to the Board to better unlock and maximize shareholder value.

Cygnus has requested that the Trust provide notice and the means for all shareholders of the Outstanding Preferred to vote for the election of the Nominees at the Annual Meeting. Cygnus trusts PEI to comply with its obligations under the Trust Agreement and looks forward to speaking with its fellow shareholders over the upcoming months about the Nominees.

Sincerely,

Christopher Swann, President and CEO

Cygnus Capital, Inc.

About Cygnus Capital, Inc.

Cygnus Capital, Inc. is an integrated real estate investment and alternative asset management company focused on opportunistic, special situation, and distressed real estate investments. Cygnus targets long term, absolute returns for investors by applying a differentiated approach to real estate investing. By placing an emphasis on the acquisition, workout, and disposition of real estate debt assets characterized by their complexity, inefficiency, and niche qualities, Cygnus Capital is able to target superior, absolute returns for its investors.

Contact:

Christopher Swann

Cygnus Capital, Inc.

peishareholder@cygnuscapital.com